[NSAI LETTERHEAD]


                                February 13, 2001


Mr. Mark S. Sexton
Evergreen Resources, Inc.
1401 Seventeenth Street, Suite 1200
Denver, Colorado 80202

Dear Mr. Sexton:

     In accordance with your request, we have audited the estimates prepared by Evergreen Resources, Inc. (Evergreen), as of December 31, 2000, of the proved reserves and future net revenue to the Evergreen interest in certain oil and gas properties located in the Raton Basin, Las Animas County, Colorado. These estimates are based on constant prices and costs in accordance with Securities and Exchange Commission (SEC) guidelines. The following table sets forth Evergreen's estimates of the proved reserves and future net revenue, as of December 31, 2000, for the audited properties:

                               Net Reserves                 Future Net Revenue (M$)
                         -----------------------       --------------------------------
                           Oil           Gas                              Present Worth
   Category              (MBBL)         (MMCF)            Total               at 10%
------------------       ------        ---------       -----------        -------------
Proved Developed          0.0          544,210.5       4,271,179.1         1,974,003.8
Proved Undeveloped        0.0          330,315.4       2,573,074.0           946,162.2
                         ----          ---------       -----------         -----------
  Total Proved (1)        0.0          874,526.0       6,844,254.0         2,920,166.0

(1)  Totals may not add due to rounding.

     Gas volumes are expressed in millions of standard cubic feet (MMCF) at the contract temperature and pressure bases. These properties have never produced commercial volumes of condensate.

     When compared on a property-by-property basis, some of the estimates of Evergreen are greater and some are lesser than the estimates of Netherland, Sewell & Associates, Inc.; however, in our opinion, Evergreen's estimates of net proved oil and gas reserves and future net revenue, as shown herein and in certain computer printouts on file in our office, are in the aggregate reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. These principles are set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. We are satisfied with the methods and procedures utilized by Evergreen in preparing the December 31, 2000 reserve and future revenue estimates, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Evergreen.
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     The estimated reserves and future revenue shown herein are for proved developed and proved undeveloped reserves. Evergreen's estimates do not include value for probable or possible reserves which may exist for these properties, nor do they include any consideration of undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

     The gas price used by Evergreen is based on a December 31, 2000 spot market price, adjusted for transportation, fuel, and BTU content, and is held constant in accordance with SEC guidelines. Gas prices are also adjusted to reflect existing hedges during 2001 and 2002. Evergreen's estimates of lease and well operating costs are based on historical operating expense records. These costs include direct lease and field level costs and a gathering fee of $0.11 per net MCF, but do not include overhead expenses above the field level. Headquarters general and administrative overhead expenses of Evergreen are not included. Lease and well operating costs are held constant in accordance with SEC guidelines. Evergreen's estimates of capital costs are included as required for workovers, new development wells, and production equipment.

     It should be understood that our audit does not constitute a complete reserve study of Evergreen's oil and gas properties. Our audit consisted of a detailed review of properties making up 80 percent of the present worth for the total proved reserves. In our audit, we accepted without independent verification the accuracy and completeness of the historical information and data furnished by Evergreen with respect to ownership interest, oil and gas production, well test data, oil and gas prices, operating and development costs, and any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention which brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data.

     We are independent petroleum engineers, geologists, and geophysicists with respect to Evergreen Resources, Inc. as provided in the Standards to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. We do not own an interest in these properties and are not employed on a contingent basis.


                                       Very truly yours,

                                       /s/ Frederic D. Sewell